                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                                   ----------

                            PRIME GROUP REALTY TRUST
                                (Name of Issuer)

                      COMMON SHARES OF BENEFICIAL INTEREST,
                            PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   74158J 10 3
                                 (CUSIP Number)

                               MICHAEL W. RESCHKE
                            C/O THE PRIME GROUP, INC.
                              77 WEST WACKER DRIVE
                                   SUITE 4200
                                CHICAGO, IL 60601
                                 (312) 917-1500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:
                              WAYNE D. BOBERG, ESQ.
                                WINSTON & STRAWN
                              35 WEST WACKER DRIVE
                                CHICAGO, IL 60601
                                 (312) 558-5600

                                 August 30, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e); 13d-1(f) or 13d-1(g), check the following box: / /

                                  SCHEDULE 13D

----------------------------------------
CUSIP No.      74158J 10 3
----------------------------------------

--------------------------------------------------------------------------------
1.             NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               Michael W. Reschke

--------------------------------------------------------------------------------
2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                                 (b)  /X/

--------------------------------------------------------------------------------
3.             SEC USE ONLY
--------------------------------------------------------------------------------
4.             SOURCE OF FUNDS

               OO, BK, PF, AF

--------------------------------------------------------------------------------
5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                / /
--------------------------------------------------------------------------------
6.             CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America

--------------------------------------------------------------------------------
NUMBER OF SHARES              7.   SOLE VOTING POWER - 474,917*
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH         --------------------------------------------------
                              8.   SHARED VOTING POWER - 8,322,990*

                              --------------------------------------------------
                              9.   SOLE DISPOSITIVE POWER - 455,057*

                              --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER - 8,322,990*

--------------------------------------------------------------------------------
11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Mr. Reschke individually beneficially owns 474,917 Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares"), of Prime Group Realty Trust (the "Issuer") which number includes 134,881 Common Shares held directly by Mr. Reschke and options to acquire 340,036 Common Shares. Mr. Reschke may be deemed to share beneficial ownership of: (i) the 256,572 Common Shares and the 47,525 Common Units of limited partner interest of Prime Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares at any time (or, at the Issuer's election, cash of equivalent value), each directly held by Prime Group VI, L.P., an Illinois limited partnership ("PG-VI"), by virtue of his ownership of an approximate 51.24% equity interest in

PGLP, Inc., an Illinois corporation ("PGLPI"), which is the managing general partner of PG-VI, (ii) the 74,000 Common Shares directly held by Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"), by virtue of his capacity as managing general partner of PGLP and (iii) the 7,944,893 Common Units directly held by Primestone Investment Partners L.P., a Delaware limited partnership ("Primestone"), by virtue of his ownership of an approximate 51.24% equity interest in The Prime Group, Inc., an Illinois corporation ("PGI"), which is the Administrative Member of PG/Primestone, L.L.C., a Delaware limited liability company ("PG LLC"), which is the general partner of Primestone.

--------------------------------------------------------------------------------
12.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                 / /

--------------------------------------------------------------------------------
13.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Mr. Reschke individually beneficially owns 474,917 Common Shares, which number includes 134,881 Common Shares held directly by Mr. Reschke and options to acquire 340,036 Common Shares, which, assuming the exercise of the options, constitute approximately 2.9% of the outstanding Common Shares. Mr. Reschke may be deemed to share beneficial ownership of the: (i) 256,572 Common Shares and 47,525 Common Units directly held by PG-VI which, together, assuming exchange of such Common Units for Common Shares, constitute approximately 1.9% of the outstanding Common Shares, by virtue of his ownership of an approximate 51.24% equity interest in PGLPI, which is the general partner of PG-VI, (ii) 74,000 Common Shares directly held by PGLP, which constitute approximately 0.5% of the outstanding Common Shares, by virtue of his position as managing general partner of PGLP and (iii) 7,944,893 Common Units directly owned by Primestone which, assuming exchange of such Common Units for Common Shares, constitute approximately 33.6% of the outstanding Common Shares, by virtue of his ownership of an approximate 51.24% equity interest in PGI which is the Administrative Member of PG LLC, which is the general partner of Primestone.

--------------------------------------------------------------------------------
14.            TYPE OF REPORTING PERSON - IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------
CUSIP No.      74158J 10 3
----------------------------------------

--------------------------------------------------------------------------------
1.             NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               Primestone Investment Partners L.P.

--------------------------------------------------------------------------------
2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                                 (b)  /X/
--------------------------------------------------------------------------------
3.             SEC USE ONLY
--------------------------------------------------------------------------------
4.             SOURCE OF FUNDS
                    BK, OO

--------------------------------------------------------------------------------
5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                / /
--------------------------------------------------------------------------------
6.             CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware, United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES              7.   SOLE VOTING POWER - 7,944,893*
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH         --------------------------------------------------
                              8.   SHARED VOTING POWER - 0
                              --------------------------------------------------
                              9.   SOLE DISPOSITIVE POWER - 7,944,893*
                              --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               7,944,893 Common Units of limited partner interest of Prime Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares of the Issuer, $0.01 par value per share, at any time (or, at the Issuer's election, cash of equivalent value).
--------------------------------------------------------------------------------
12.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                 / /
--------------------------------------------------------------------------------
13.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               The 7,944,893 Common Units directly held by Primestone Investment Partners L.P. represent an approximate 33.6% equity interest in the Issuer assuming exchange of such Common Units for Common Shares.
--------------------------------------------------------------------------------
14.            TYPE OF REPORTING PERSON - PN

                                  SCHEDULE 13D

----------------------------------------
CUSIP No.      74158J 10 3
----------------------------------------

--------------------------------------------------------------------------------
1.             NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               PG/Primestone, L.L.C.

--------------------------------------------------------------------------------
2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                                 (b)  /X/
--------------------------------------------------------------------------------
3.             SEC USE ONLY
--------------------------------------------------------------------------------
4.             SOURCE OF FUNDS
                         AF
--------------------------------------------------------------------------------
5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                / /
--------------------------------------------------------------------------------
6.             CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware, United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES              7.   SOLE VOTING POWER - 0
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH         --------------------------------------------------
                              8.   SHARED VOTING POWER - 7,944,893*
                              --------------------------------------------------
                              9.   SOLE DISPOSITIVE POWER - 0
                              --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER - 7,944,893*
--------------------------------------------------------------------------------
11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units of limited partner interest of Prime Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares of the Issuer, $0.01 par value per share, at any time (or, at the Issuer's election, cash of equivalent value).
--------------------------------------------------------------------------------
12.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                 / /
--------------------------------------------------------------------------------
13.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units directly held by Primestone Investment Partners L.P. which represent an approximate 33.6% equity interest in the Issuer assuming exchange of such Common Units for Common Shares.
--------------------------------------------------------------------------------
14.            TYPE OF REPORTING PERSON - OO

                                  SCHEDULE 13D

----------------------------------------
CUSIP No.      74158J 10 3
----------------------------------------

--------------------------------------------------------------------------------
1.             NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               The Prime Group, Inc.

--------------------------------------------------------------------------------
2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                                 (b)  /X/
--------------------------------------------------------------------------------
3.             SEC USE ONLY
--------------------------------------------------------------------------------
4.             SOURCE OF FUNDS
                    OO
--------------------------------------------------------------------------------
5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                / /
--------------------------------------------------------------------------------
6.             CITIZENSHIP OR PLACE OF ORGANIZATION

                    Illinois, United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES              7.   SOLE VOTING POWER - 0
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH         --------------------------------------------------
                              8.   SHARED VOTING POWER - 7,944,893*
                              --------------------------------------------------
                              9.   SOLE DISPOSITIVE POWER - 0
                              --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER - 7,944,893*
--------------------------------------------------------------------------------
11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               The Prime Group, Inc., the administrative member of PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units of limited partner interest of Prime Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares of the Issuer, $0.01 par value per share, at any time (or, at the Issuer's election, cash of equivalent value).
--------------------------------------------------------------------------------
12.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                 / /
--------------------------------------------------------------------------------
13.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               The Prime Group, Inc., the administrative member of PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units directly held by

               Primestone Investment Partners L.P. which represent an approximate 33.6% equity interest in the Issuer assuming exchange of such Common Units for Common Shares.
--------------------------------------------------------------------------------
14.            TYPE OF REPORTING PERSON - CO

     * On August 22, 2001, Cadim inc. ("Cadim"), Michael W. Reschke ("Reschke"), The Prime Group, Inc. ("PGI"), Primestone Investment Partners L.P. ("Primestone"), Prime Group VI, L.P. ("PG-VI"), PG/Primestone, L.L.C. ("PG LLC") and Prime Group Limited Partnership ("PGLP" and together with PGI, Primestone, PG-VI and Reschke, sometimes referred to as the "PGI Parties") executed a Memorandum of Understanding described in Item 4. By virtue of entering into the Memorandum of Understanding, Cadim may be deemed to have formed a group with the PGI Parties for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On August 30, 2001, Cadim and the PGI Parties entered into an Amended and Restated Support and Standstill Agreement described in Item 4. As such, Cadim may be deemed to share with the PGI Parties beneficial ownership of the equity securities owned by the PGI Parties. Accordingly, Cadim may be deemed to beneficially own (i) 134,881 common shares of beneficial interest, par value $0.01 per share (the "Common Shares"), of Prime Group Realty Trust (the "Issuer") that Reschke owns and options to acquire 340,036 Common Shares within 60 days, (ii) 256,572 Common Shares and 47,525 common units of limited partner interest of Prime Group Realty, L.P. (the "Common Units"), which are exchangeable on a one-for-one basis for Common Shares at any time (or at the Issuer's election, the cash equivalent value) held by PG-VI, (iii) 74,000 Common Shares directly held by PGLP, and (iv) 7,944,893 Common Units held by Primestone. The filing of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of
Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any securities held by any other person.

     This Amendment No. 3 to Schedule 13D ("Amendment No. 3") should be read in conjunction with the Report on Schedule 13D of Reschke, PG LLC, Primestone, and PGI originally filed on March 8, 2000, as amended by Amendment No. 1 to Schedule 13D filed on October 23, 2000, and by Amendment No. 2 to Schedule 13D filed on August 24, 2001 (collectively, the "Schedule 13D"), with respect to the Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares"), of Prime Group Realty Trust, a Maryland real estate investment trust (the "Issuer"). This Amendment No. 3 amends and supplements the Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     It is estimated that approximately $67 million will be necessary to enable PGI and/or one or more of its affiliates to acquire a sufficient number of Common Shares and/or Common Units in the Tender Offer (defined below) described in Item 4 below. It is anticipated that this amount will be funded with equity from PGI and from the proceeds of a loan from an affiliate of Cadim inc. ("Cadim") to PGI or its designated affiliate pursuant to the terms and conditions contained in the section entitled "Cadim PGI Loan" in the Amended MOU (defined below) referenced in Item 4 below and attached hereto as Exhibit 99.1. The funding of the loan will be subject to due diligence and such other conditions specified in the section entitled "Cadim

PGI Loan" of the Amended MOU. The foregoing summary of the loan is qualified in its entirety by reference to the Amended MOU which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.


Item 4.   PURPOSE OF TRANSACTION.

     On August 23, 2001, Cadim and the PGI Parties executed a Support and Standstill Agreement (the "PGI SSA"), a copy of which is attached hereto as
Exhibit 99.2. In the PGI SSA, the PGI Parties and Cadim agreed, among other things, to promptly commence negotiations concerning the implementation of the business combination summarized in the Original MOU (defined below), and to participate in reasonable due diligence. Cadim also agreed to treat all due diligence materials as confidential and the PGI Parties also agreed to not solicit or encourage any alternative proposal or offer with respect to the acquisition of the Issuer, and to publicly support, and vote all shares of beneficial interest in the Issuer in favor of, the business combination summarized in the Original MOU. The foregoing summary of the PGI SSA is qualified in its entirety by reference to the PGI SSA which is filed as exhibit
99.2 hereto and is incorporated herein by reference.

     Subsequent to the execution of the Memorandum of Understanding dated August 22, 2001 (the "Original MOU"), Cadim and PGI submitted a letter to the Board of Trustees of the Issuer proposing that Cadim and PGI acquire the Issuer on the terms as outlined in the Original MOU. Cadim and PGI negotiated revisions to the PGE SSA (as defined below) with the Issuer and, as a result of those negotiations, Cadim, Reschke, PGI, Primestone, PG-VI, PG LLC and PGLP executed an Amended and Restated Memorandum of Understanding (the "Amended MOU") on August 30, 2001, a copy of which is attached hereto as Exhibit 99.1. The Amended MOU, contemplates, among other things, a revised offer for the Outstanding Company Shares at a per share/unit price of $14.50. The Amended MOU, which amends, restates and supersedes the Original MOU, differs from the Original MOU primarily by reflecting the increase in the $14.00 per share/unit offer price set forth in the Original MOU to $14.50 per share/unit and revising numerical amounts in the Original MOU which were calculated based on the initial $14.00 per share/unit offer price. A thirty day Due Diligence Period (as defined in the Amended MOU) commenced on August 30, 2001 with the execution of the PGE SSA (as defined below). The Due Diligence Period and other terms of the proposed offer are more fully described in the Amended MOU in the section entitled "Structure". The foregoing summary of the Amended MOU is qualified in its entirety by reference to the Amended MOU which is filed as exhibit 99.1 hereto and is incorporated herein by reference.

     On August 30, 2001, and in connection with the execution of the Amended MOU, Cadim and the PGI Parties executed an Amended and Restated Support and Standstill Agreement (the "Amended PGI SSA"), a copy of which is attached hereto as Exhibit 99.3. The Amended PGI SSA, which amends, restates and supersedes the PGI SSA, also clarifies provisions contained in the PGI SSA relating to the extent and duration of the PGI Parties' standstill and exclusivity agreements and adds a provision to the Section entitled "Break-Up Fee" which was not in the PGI SSA, which relates to an agreement by the PGI Parties to pay Cadim in certain circumstances 50% of any amount per share in excess of $15.00 that the PGI Parties may receive if the Issuer completes a transaction with a third party other than Cadim and the PGI Parties. The foregoing summary of the Amended PGI SSA is qualified in its entirety by reference to the Amended PGI SSA which is filed as exhibit
99.3 hereto and is incorporated herein by reference.

     On August 30, 2001, and in connection with the execution of the Amended MOU and the Amended PGI SSA, Cadim, PGI, Prime Group Realty, L.P. and the Issuer executed a Support and Standstill Agreement (the "PGE SSA"), a copy of which is attached hereto as Exhibit 99.4. In the PGE SSA, the parties agreed, among other things, to promptly commence negotiations concerning the structuring and terms of a possible business combination transaction of the type summarized in the Amended MOU and to participate in reasonable due diligence. Cadim agreed to treat all due diligence materials as confidential, and the Issuer agreed to not solicit or encourage any alternative proposal or offer with respect to the acquisition of the Issuer. The foregoing summary of the PGE SSA is qualified in its entirety by reference to the PGE SSA which is filed as exhibit 99.4 hereto and is incorporated herein by reference.

     Except as stated above, neither Reschke, Primestone, PG LLC nor PGI has any current plans or proposals which relate to or would result in the types of transactions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reference is made to the Amended MOU, the PGI SSA, the Amended PGI SSA, and the PGE SSA described in Item 4 hereof. The Amended MOU, the PGI SSA, the Amended PGI SSA and the PGE SSA are attached hereto as Exhibit 99.1, 99.2, 99.3 and 99.4, respectively, and incorporated herein by reference. A Joint Filing Statement is listed as Exhibit 99.5 hereto and incorporated herein by reference.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.         DESCRIPTION
-----------         -----------
Exhibit 99.1        Amended and Restated Memorandum of Understanding, dated
                    August 30, 2001, by and among Cadim inc., Michael W.
                    Reschke, The Prime Group, Inc., Primestone Investment
                    Partners L.P., Prime Group VI, L.P., Prime Group Limited
                    Partnership, and PG/Primestone, L.L.C.

Exhibit 99.2 Support and Standstill Agreement, dated August 23, 2001, by and among Cadim inc., The Prime Group, Inc., Prime Group VI,
                    L.P., Primestone Investment Partners L.P., Prime Group
                    Limited Partnership, PG/Primestone, L.L.C. and Michael W.
                    Reschke

Exhibit 99.3        Amended and Restated Support and Standstill Agreement, dated
                    August 30, 2001, by and among Cadim inc., The Prime Group,
                    Inc., Prime Group VI, L.P., Primestone Investment Partners
                    L.P., Prime Group Limited Partnership, PG/Primestone, L.L.C.
                    and Michael W. Reschke


                                       10

Exhibit 99.4 Support and Standstill Agreement, dated August 30, 2001, by and among Cadim inc., The Prime Group, Inc., Prime Group
                    Realty Trust, and Prime Group Realty, L.P.

Exhibit 99.5        Joint Filing Statement, dated March 8, 2000, by each of
                    Michael W. Reschke, The Prime Group, Inc., PG/Primestone,
                    L.L.C. and Primestone Investment Partners L.P., as filed as an exhibit to the Schedule 13D filed on March 8, 2000 by Michael W. Reschke, PG/Primestone, L.L.C., Primestone
                    Investment Partners L.P., and The Prime Group, Inc.


                    Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting
                    Person has responsibility for the accuracy or completeness of the information supplied by another Reporting Person. Any disclosures made hereunder with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry. Pursuant to Rule
                    13d-4 under the Exchange Act of 1934, as amended (the
                    "Exchange Act"), each of the Reporting Persons declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for the purposes of
                    Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities covered by this statement.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                        /s/ Michael W. Reschke
                                        ----------------------------------------
                                        Michael W. Reschke


                                        Dated: September 4, 2001

                                    SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                        PRIMESTONE INVESTMENT PARTNERS L.P.

                                        By:  PG/Primestone, L.L.C.,
                                             its general partner

                                        By:  The Prime Group, Inc.,
                                             its Administrative Member

                                        By:  /s/ Michael W. Reschke
                                             -----------------------------------
                                        Name: Michael W. Reschke
                                        Title: President

                                        Dated: September 4, 2001

                                    SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                        PG/PRIMESTONE, L.L.C.

                                        By:  The Prime Group, Inc.,
                                             its Administrative Member

                                        By:  /s/ Michael W. Reschke
                                             -----------------------------------
                                        Name: Michael W. Reschke
                                        Title: President

                                        Dated: September 4, 2001

                                    SIGNATURE

                  After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

                                        THE PRIME GROUP, INC.


                                        By:  /s/ Michael W. Reschke
                                             -----------------------------------
                                        Name: Michael W. Reschke
                                        Title: President

                                        Dated: September 4, 2001